Exhibit 3

SILICOM LTD.

Annual and Extraordinary General Meeting of Shareholders to be held on April 11, 2012

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Mr. Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanager Street, Kfar Sava 44000, Israel on April 11, 2012, at 12:00 noon, (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
Please mark your vote as in this example ☒

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1: ELECTION OF DIRECTORS	☐	☐	☐
PROPOSAL NO. 2: APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS	☐	☐	☐
PROPOSAL NO. 3: APPROVING GRANT OF BONUS TO CHIEF EXECUTIVE OFFICER	☐	☐	☐
PROPOSAL NO. 4: APPROVING GRANT OF BONUS TO THE ACTIVE CHAIRMAN OF THE BOARD	☐	☐	☐

PROPOSAL NO. 5: APPROVING AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION RELATED TO INDEMNIFCIATION AND INSURANCE OF DIRECTORS AND OFFICERS OF THE COMPANY IN ACCORDANCE WITH THE CHANGES INDICATED IN THE ATTACHED PROXY STATEMENT
	☐	☐	☐

PROPOSAL NO. 6: APPROVING A REVISED FORM OF INDEMNIFICATION LETTER THAT WILL BE ISSUED BY THE COMPANY TO THE DIRECTORS AND OFFICERS OF THE COMPANY SERVING FROM TIME TO TIME IN SUCH CAPACITY IN THE FORM INDICATED IN THE ATTACHED PROXY STATEMENT
	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual and Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)